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                              May 16, 2024

       Charles Tyson
       Chief Executive Officer
       LL Flooring Holdings, Inc.
       4901 Bakers Mill Lane
       Richmond, VA

                                                        Re: LL Flooring
Holdings, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed May 10, 2024
                                                            File No. 001-33767

       Dear Charles Tyson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 10, 2024

       General

   1. On the proxy card, please put the Sullivan Nominees in alphabetical order by last name.
                                                        See Rule 14a-19(e)(4).
       Questions and Answers About the Annual Meeting, page 87

   2. We note the disclosure on page 88 and elsewhere that brokers will have discretionary authority to vote on
routine matters and that Proposal 5 is a routine matter. It is our understanding that
brokers may only exercise discretionary authority on routine matters if they do not receive
soliciting materials from either dissident. Please clarify throughout the filing or advise.
   3.                                                   Words appear to be
missing from the following disclosure on page 88:    If you sign and
                                                        return your WHITE proxy
card, but do not properly direct how your shares should be
                                                        voted on a proposal,
the proxy holders    for    Proposals 2, 3, 4 and 5.    Please revise.
 Charles Tyson
LL Flooring Holdings, Inc.
May 16, 2024
Page 2
4. We note your disclosure on page 93 of the aggregate expenses expected to be incurred in
         connection with the solicitation of proxies, excluding    litigation
costs in connection with
         the Annual Meeting.    Please revise to include litigation expenses
incidental to the
         solicitation. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-
3444.



FirstName LastNameCharles Tyson                                Sincerely,
Comapany NameLL Flooring Holdings, Inc.
                                                               Division of
Corporation Finance
May 16, 2024 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName